UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

Check one:   ☐ Form 10-K       ☐Form 20-F      ☐ Form 11-K       ☒ Form 10-Q      ☐Form N-SAR

For Period Ended:    March 31, 2003

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

NOTHING IN THIS FORM WILL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED IN THIS STATEMENT.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

DDI INTERNATIONAL INC.

Full name of Registrant

n/a

Former Name if Applicable

5232 Malaspina Place

Address of Principal Executive Office (Street and Number)

North Vancouver, British Columbia, V7R 4M1, Canada

City, State, Zip Code

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Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

☐   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, N-SAR, or portion thereof, will be filed on or before the 15 th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5 th calendar day following the prescribed due date; and;

☐   (c)   The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

Part III – Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant’s chief financial officer needed additional time to complete preparation of the filing. The Registrant anticipates filing by May 20, 2003.

Part IV – Other Information

  Name and telephone number of person to contact in regard to this notification:

Name:    Dr. Brooke Mitchell
Telephone Number:    604-985-4397

  Have all periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?

   If the answer is no, identify report(s) ☒ Yes ☐ No

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐Yes ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DDI INTERNATIONAL INC.

(Name of Registrant as Specified in Charter)

has duly caused this notification to be signed on its behalf by the undersigned, who is duly authorized.

DDI INTERNATIONAL INC.

May 15, 2003
Date:	By:	/s/ Dr. Brooke Mitchell
Dr. Brooke Mitchell
Title President

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